

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 21, 2008

Mr. Alfonso Maza
Satelites Mexicanos, S.A. de C.V.
Chief Financial Officer
Rodolfo Gaona No. 86
Col. Lomas de Sotelo
11200 Mexico, D.F.
Mexico

> **Re:** **Satelites Mexicanos, S.A. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **File No. 333-08880**

Dear Mr. Maza:

We have reviewed your supplemental response letter dated February 8, 2008 as well as your filing and have the following comments. As noted in our comment letter dated December 6, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Fiscal Period Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to our prior comment 2. Please tell us the city and state from which the audit report was issued.

4p. Revenue Recognition, page F-16

2. We note your response to our prior comment 10. Please tell us your consideration of EITF 01-8 in concluding that the arrangement contains a lease.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director